Writer’s E-Mail: djedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

February 14, 2013

VIA EDGAR

Kimberly A. Browning, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale Core Alternative Strategies Fund LLC
File Nos.: 333-138071; 811-21965 (the “Fund” or the “Registrant”)

Dear Ms. Browning:

In connection with the response letter submitted via Edgar correspondence on February 12, 2013 (the “Response Letter”), in response to your oral comments related to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the Registrant on January 14, 2013, the Registrant hereby desires to amend and clarify its response to comment #8 in the Response Letter.

Although the Registrant’s response to comment #8 in the Response Letter indicated that the proposed revised “Preferred Return” would be equal to the revised “Benchmark” plus an additional return of 1%, the proposed revised Preferred Return will be equal to the revised Benchmark without the additional 1% return.  This will be clearly disclosed to investors in the definitive proxy materials.

You have also provided an additional oral comment, and the Registrant hereby responds as follows:

1. If the adviser is benefiting from the proposed change, this should be articulated in the proxy statement.

The only benefit to the advisor from the proposed change is that the adviser will retain a large percentage of the investment management fee.  The amount of the investment management fee that is paid by the Registrant is not changing.

Included in this correspondence is a marked draft of the revised proxy materials that shows the proposed revisions.  A draft of the amended sub-advisory agreement will also be included in the definitive proxy materials as an exhibit.

Kimberly A. Browning, Esq.
February 14, 2013

Thank you for all of your help regarding this filing.  Please let me know if you have any further questions regarding this matter.

Respectfully submitted,

/s/ Darren J. Edelstein

Darren J. Edelstein

cc via email:	Kurt Hawkesworth, Esq.
Robert S. Schneider, Esq.